                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
            FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)



NEW WORLD COFFEE - MANHATTAN BAGEL, INC., f/k/a NEW WORLD COFFEE & BAGELS, INC.,
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
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                         (Title of Class of Securities)


                                   648904200
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                                (CUSIP Number)


                          Michael J. Pedrick, Esquire
                          Morgan, Lewis & Bockius LLP
                              1701 Market Street
                       Philadelphia, Pennsylvania 19103
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 11, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                 SCHEDULE 13D
CUSIP NO.6489042000                                               Page 2 of 10

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

              BET ASSOCIATES, L.P.
              23-2957243
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                (b) [X]
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

              BK, WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

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                     7   SOLE VOTING POWER
                         538,095 shares of Common Stock
     NUMBER OF           Warrants to purchase 250,000 shares of Common Stock
                         Warrants to purchase 1,196,910 shares of Common Stock
      SHARES       -----------------------------------------------------------
                     8   SHARED VOTING POWER
   BENEFICIALLY          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH          9   SOLE DISPOSITIVE POWER
                         538,095 shares of Common Stock
    REPORTING            Warrants to purchase 250,000 shares of Common Stock
                         Warrants to purchase 1,196,910 shares of ommon Stock
      PERSON       -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
       WITH              -0-

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,985,005 shares of Common Stock.
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              12.7%

                                 SCHEDULE 13D
CUSIP NO.6489042000                                               Page 3 of 10

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14    TYPE OF REPORTING PERSON*
           PN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
              BRUCE E. TOLL

------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [X]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*
              PF

------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America

------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
     NUMBER OF           538,095 shares of Common Stock
                         19,250 shares of Common Stock
                         Warrants to purchase 250,000 shares of Common Stock
                         Warrants to purchase 1,196,910 shares of Common Stock
      SHARES       -----------------------------------------------------------
                     8   SHARED VOTING POWER
   BENEFICIALLY          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH          9   SOLE DISPOSITIVE POWER
                         538,095 shares of Common Stock
                         19,250 shares of Common Stock
    REPORTING            Warrants to purchase 250,000 shares of Common Stock
                         Warrants to purchase 1,196,910 shares of Common Stock
      PERSON       -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
       WITH              -0-

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,004,255 shares of Common Stock.

                                 SCHEDULE 13D

Cusip No. 6489042000                                             Page 4 of 10

_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.9%
_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                  IN

_______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.   Security and Issuer.

          This statement relates to the common stock (the "Common Stock") of New World Coffee - Manhattan Bagel, Inc., f/k/a New World Coffee & Bagels, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 246 Industrial Way West, Eatontown, New Jersey 07724 .

Item 2.   Identity and Background.

          (a) This statement is being filed by (i) BET Associates, L.P., a Delaware limited partnership (the "Company"), with respect to shares beneficially owned by it; and (ii) Bruce E. Toll with respect to shares beneficially owned by Mr. Toll and the Company. Mr. Toll is the sole member of BRU LLC, a Delaware limited liability company ("BRU"), which is the sole general partner of the Company. Mr. Toll and the Company are sometimes referred to herein as the "Filing Persons." Any disclosure herein with respect to persons other than the Filing Persons are made on information and belief after making inquiry to the appropriate party.

          (b) The business address of the Filing Persons is: 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

          (c) The principal business of BET is to invest in businesses. Mr. Toll's principal occupation is as Vice-Chairman of Toll Brothers Inc., a publicly-traded company engaged primarily in the business of developing and constructing residential real estate.

          (d) During the last five years, none of the persons referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

          (e) During the last five years, none of the persons referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Toll is a United States citizen.

Item 3.   Source and Amount of Funds or Other Considerations.

          (a) The Company has the right to purchase 1,196,910 shares of Common Stock at a price of $0.01 per share upon exercise of its Warrant (as defined in Item 4). The aggregate purchase price for the Common Stock, if its Warrant is exercised in full, is $11,969.10. The Company's Warrant was acquired in a private placement pursuant to a

                                 SCHEDULE 13D

Cusip No. 6489042000                                             Page 5 of 10


Series D Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement") among New World, the Company and Brookwood New World Investors, LLC, a Delaware limited liability company ("Brookwood") attached hereto as Exhibit 1.
                                                                      ---------
The aggregate consideration paid by the Company for both its Series D Preferred (as defined in Item 4) and its Warrant was $7,500,000 (a per unit price of $925.00). The Company used funds derived from a loan to the Company to purchase the Series D Preferred and Warrant.

               (b) The Company, through separate agreement, has the right to purchase 250,000 shares of Common Stock at a price of $2.00 per share upon exercise of its Warrant (the "November Warrant"). The Company's November Warrant was acquired pursuant to a Warrant Transfer Agreement dated July, 1999, by and between the Company and Jack Zalkind. The aggregate consideration paid for the November Warrant was $50,000. The Company funded the purchase of the November Warrant from the Company's working capital.

Item 4. Purpose of Transaction.

               On August 11, 2000, New World, the Company and Brookwood entered into the Purchase Agreement. The first closing under the Purchase Agreement, pursuant to which the Company purchased its Series D Preferred and its Warrant, occurred on August 14, 2000. The second closing under the Purchase Agreement, pursuant to which the Brookwood purchased its Series D Preferred and Warrant, occurred on August 18, 2000. Under the terms of the Purchase Agreement, the Company and Brookwood each purchased (i) 8,108.108 shares of New World's Series D Preferred Stock (the "Series D Preferred") and (ii) a warrant to purchase up to 1,196,910 shares of Common Stock which represents approximately 7.7% of the Common Stock (each, a "Warrant"). The form of the Warrant is attached hereto as
Exhibit 2. Pursuant to Section 2.1(a) of the Purchase Agreement, the number of
---------
shares that the Company may receive upon exercise of its Warrant is subject to upward adjustment depending upon certain future events affecting the capitalization of New World. The shares of Common Stock issuable upon exercise of a Warrant are entitled to registration rights under the terms of a Registration Rights Agreement among New World, the Company and Brookwood, attached hereto as Exhibit 3. Under the terms of the Purchase Agreement, if New
                   ---------
World fails to take actions to redeem the Series D Preferred within one year of the closing, New World will be required to issue to each of the Company and Brookwood, each quarter for the next four quarters, additional warrants representing an additional 1.34% of New World, subject to reduction for any redemption(s) that occur during that year. Further, under the terms of the Purchase Agreement, if New World fails to take actions to redeem the Series D Preferred within two years of the closing, New World will be required to issue to each of the Company and Brookwood, each quarter for the next four quarters, additional warrants representing an additional 2.015% of New World, subject to reduction for any redemption(s) that occur during that year.

               The Certificate of Designations provides that holders of a majority of the Series D Preferred (i.e., the Company and Brookwood) are entitled to elect the minimum number of directors that shall consist of at least two-sevenths of the Board. Upon the occurrence of certain events described in the Certificate of Designations, the holders of the Series D Preferred have the right to elect additional directors so that the holders of the Series D Preferred will have then appointed one-half of the Board.

               Pursuant to the Certificate of Designations, so long as any shares of the Series D Preferred are outstanding, the consent of holders of at least 67% of the Series D Preferred is required for New World to: (i) amend or repeal any provision of New World's Certificate of Incorporation or By-Laws in a manner which materially adversely affects the rights and preferences of the holders of Series D Preferred; (ii) authorize or issue shares of any class of stock having any preference or priority as to dividends or assets superior to or on a parity with the Series D Preferred; (iii) pay or declare any dividend on any other type or class of securities, other than a dividend payable in common stock or rights under New World's rights plan; (iv) authorize a sale of any substantial portion of the assets of New World (other than sales of stores owned by New World or its subsidiaries), or a recapitalization or reorganization of New World (other than stock splits, combinations and/or dividends); (v) take any action that results in New World incurring or assuming more than $1,000,000 of funded indebtedness (other than borrowings under the New World's existing line of credit, either on an individual or cumulative basis), except as contemplated by New World and described in the Purchase Agreement; (vi)

                                 SCHEDULE 13D

Cusip No. 6489042000                                             Page 6 of 10

merge or consolidate with or into any person, or enter into any agreement to accomplish such merger or consolidation, except as contemplated by New World and described in the Purchase Agreement; (vii) effect or allow fundamental change the nature of New World's business; or (viii) otherwise materially affect the rights, privileges and preferences of the holders of New World's Series D Preferred Stock.

         Except as set forth above, neither the Company nor Mr. Toll have any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition of additional securities of New World, or the disposition of securities of New World;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving New World;

         (c)   A sale or transfer of a material amount of assets of New World;

         (d) Any material change in the present capitalization or dividend policy of New World;

         (e) Any other material change in New World's business or corporate structure;

         (f) Changes in New World's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of New World by any person;

         (g) A class of securities of New World being delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of New World becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

         (i)   Any action similar to those enumerated above.

         Any future decision by the Company or Mr. Toll to take any such actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

                                 SCHEDULE 13D

Cusip No. 6489042000                                             Page 7 of 10


Item 5.  Interest in Securities of the Issuer.

         (a) The Company beneficially owns an aggregate of 1,985,005 shares (including 1,196,910 shares of Common Stock which the Company may acquire upon exercise of its Warrant and 250,000 shares of Common Stock that the Company may acquire upon exercise of its November Warrant) of Common Stock of New World, which constitutes approximately 12.7% of the 15,536,078 shares of Common Stock outstanding as of July 25, 2000 (as reported in New World's quarterly report on Form 10-Q for the quarter ended June 25, 2000) giving effect to the issuance of the shares which the Company and Brookwood have the right to acquire upon exercise of their Warrants. As the Company's general partner, Mr. Toll beneficially owns an aggregate of 2,004,255 shares (including 1,196,910 shares of Common Stock which the Company may acquire upon exercise of its Warrant and 250,000 shares of Common Stock that the Company may acquire upon exercise of its November Warrant) of Common Stock of New World, which constitutes approximately 12.9% of the 15,536,078 shares of Common Stock outstanding as of July 25, 2000 (as reported in New World's quarterly report on Form 10-Q for the quarter ended June 25, 2000) giving effect to the issuance of the shares which the Company and Brookwood have the right to acquire upon exercise of their Warrants.

         (b) The Company has the power to vote and dispose of all of the shares of Common Stock (including the shares of Common Stock which the Company has the right to acquire upon exercise of its Warrant and November Warrant) beneficially owned by it. As the Company's general partner, Mr. Toll has the power to vote and dispose of all of the shares of Common Stock (including the shares of Common Stock which the Company has the right to acquire upon exercise of its Warrant and November Warrant) beneficially owned by the Company.

         (c) Other than as described in Items 3 and 4 above, neither the Company nor Mr. Toll have engaged in any transactions in the Common Stock within the past 60 days.

         (d)   Not applicable.

         (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Items 3 and 4

                                 SCHEDULE 13D

Cusip No. 6489042000                                             Page 8 of 10


Item 7.  Material to be Filed as Exhibits.

         1.  Purchase Agreement

         2.  Warrant

         3.  Registration Rights Agreement

         4.  Certificate of Designations

                                 SCHEDULE 13D

Cusip No. 6489042000                                             Page 9 of 10

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2000


                                                BET ASSOCIATES, L.P.

                                                By:  BRU LLC
                                                     Its General Partner


                                                By: /s/ Bruce E. Toll
                                                   ------------------
                                                        Bruce E. Toll

                                 SCHEDULE 13D

Cusip No. 6489042000                                             Page 10 of 10


                                  EXHIBIT INDEX


Exhibit No.                          Document

    1. Series D Preferred Stock and Warrant Purchase Agreement dated August 11, 2000 among New World Coffee - Manhattan Bagel, Inc., Brookwood New World Investors, LLC and BET Associates, L.P.

    2. Form of Warrant to purchase common stock New World Coffee - Manhattan Bagel, Inc. issued to BET Associates, L.P..

    3. Registration Rights Agreement dated August 11, 2000 among New World Coffee - Manhattan Bagel, Inc., Brookwood New World Investors, LLC and BET Associates, L.P.

    4.   Certificate of Designations of New World Coffee - Manhattan Bagel, Inc.